Issuer Free Writing Prospectus
Pricing Term Sheet Dated November 12, 2014	Filed Pursuant to Rule 433 Registration Statement No. 333-192059 Supplementing the Preliminary Prospectus Supplement dated November 12, 2014 (To Prospectus dated November 1, 2013)

Kennedy-Wilson, Inc.

5.875% Senior Notes due 2024

The information in this pricing term sheet relates to the offering of the 5.875% Senior Notes due 2024 of Kennedy- Wilson, Inc. (the “Offering”) and should be read together with the preliminary prospectus supplement dated November 12, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated November 1, 2013, including the documents incorporated by reference therein, relating to Registration Statement No. 333-192059. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer:	Kennedy-Wilson, Inc. (the “Issuer”)

Security:	5.875% Senior Notes due 2024 (the “Additional Notes”)

Principal Amount:	$350,000,000

Format:	SEC Registered

Maturity:	April 1, 2024

Coupon (Interest Rate):	5.875%

Public Offering Price:	100.0% per Additional Note, plus accrued interest from, and including, October 1, 2014 to, but excluding, November 18, 2014, plus accrued interest, if any, from, and including, November 18, 2014, if settlement occurs after that date.

Yield to Worst:	5.874%

Interest Payment Dates:	April 1 and October 1, beginning on April 1, 2015

Record Dates:	March 15 and September 15

Optional Redemption:	Callable during the 12-month period commencing on April 1 of the years, and at the prices (expressed as percentages of the principal amount), set forth below:

	Period	Redemption Price
	2019	102.938%
	2020	101.958%
	2021	100.979%
	2022 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Prior to April 1, 2017, up to 35.0% at a redemption price equal to 105.875% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:	At any time prior to April 1, 2019, the Issuer may redeem the Additional Notes, in whole or in part, at a “make-whole” premium, plus accrued and unpaid interest to the redemption date. The “make-whole” will be determined as described in the Preliminary Prospectus Supplement under the caption “Description of the Notes—Optional Redemption.”

Trade Date:	November 12, 2014

Settlement Date:

November 18, 2014 (T+4)

The Issuer expects that delivery of the Additional Notes will be made to investors on or about the Settlement Date, which will be the fourth business day following the Trade Date (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required, subject to certain exceptions, to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to sell their Additional Notes before the third business day prior to the Settlement Date will be required, by virtue of the fact that the Additional Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Use of Proceeds:

The Issuer estimates that the net cash proceeds from the sale of the Additional Notes will be approximately $344.0 million, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Issuer.

The Issuer currently intends to use the net proceeds from the sale of the Additional Notes, together with existing cash on hand, to redeem the outstanding aggregate principal amount of its 8.750% Senior Notes due 2019.

CUSIP / ISIN Numbers:	489399 AG0 / US489399AG06

Fungibility	The Additional Notes will form a single series and be fungible with the $300,000,000 aggregate principal amount of the Company’s outstanding 5.875% Senior Notes due 2024. After giving effect to the issuance of the Additional Notes, there will be $650,000,000 aggregate principal amount of the Company’s 5.875% Senior Notes due 2024 outstanding.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

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The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated November 1, 2013) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, by calling 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com, or from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005-2836, Attn.: Prospectus Group, or by emailing prospectus.CPDG@db.com, or by calling (800) 503-4611, or from J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179, Attn: Syndicate Desk or by calling 1-800-245-8812, or from U.S. Bancorp Investments, Inc. 214 N. Tryon St., 26th Floor, Charlotte, NC 28202 or by calling toll-free at 1-877-558-2607.

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